

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Ricardo Nunez
General Counsel
SCHWEITZER MAUDUIT INTERNATIONAL INC
100 North Point Center East, Suite 600
Alpharetta, GA 30022

Re: SCHWEITZER MAUDUIT INTERNATIONAL INC
Registration Statement on Form S-4
Filed on May 4, 2022
File No. 333-264676

Dear Mr. Nunez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing